Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 211 / 27-2-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our annual accounts for the period 1.1.2003 – 31.12.2003 based on Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlj 3/5

Enclosure
- Annual results (Greek GAAP)

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003
2ND ACCOUNTING PERIOD 1/1/2003 - 12/31/2003

(Amounts in thousands Euro)

ASSETS	12/31/03	12/31/02
B. INSTALLATION COSTS	36.264	23.088
Less: Accumulated depreciation	25.008	20.648
Net book value	11.256	2.440
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.043.822	16.439.175
Less: Accumulated depreciation and amortization	7.927.082	7.295.321
Net book value	9.116.740	9.143.854
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	9.139	29.249
TOTAL FIXED ASSETS	9.125.879	9.173.103
D. CURRENT ASSETS		
I. Inventories	541.123	563.542
II. Customers	359.885	359.585
II. Other Receivables	146.338	169.510
III. Marketable Securities	9.327	11.994
IV. Cash at Banks and in Hand	27.494	25.507
TOTAL CURRENT ASSETS	1.084.167	1.130.138
E. PREPAYMENTS AND ACCRUED INCOME	239.482	241.419
TOTAL ASSETS	10.460.784	10.547.100
DEBIT MEMO ACCOUNTS	767.077	2.212.283

LIABILITIES & SHAREHOLDERS' EQUITY	12/31/03	12/31/02
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.273.958	1.197.781
IV. Reserves	532.280	532.280
Special reserve, Law 2941/01	1.426.731	1.424.378
Profit for the year before tax	362.571	0
Profit carried forward	0	5.601
Profit from the previous year	6.351	0
TOTAL SHAREHOLDERS' EQUITY	4.784.845	4.342.994
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	603.570	588.321
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.118.797	3.377.534
Other long term liabilities	357.564	344.434
	3.476.361	3.721.968
II. Current liabilities		
Suppliers	197.180	138.719
Bonds and bank loans, short term portion	768.075	749.598
Taxes, duties and social security funds	112.068	332.784
Other liabilities	432.609	564.011
	1.509.932	1.785.112
TOTAL LIABILITIES	4.986.293	5.507.080
D. ACCRUALS AND DEFERRED INCOME	86.076	108.705
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.460.784	10.547.100
CREDIT MEMO ACCOUNTS	767.077	2.212.283

NOTES FOR PPC GROUP:

1. The December 31, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.
2. The December 31, 2003 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A., (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.
3. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.
4. The amounts for the previous period correspond to the relevant financial statements published on May 2, 2003.
5. Depreciation and amortization expense for the year ended on December 31, 2003 was calculated by applying the rates provided in the recently published Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the new depreciation rates, amounts to approximately Euro 65 million.
6. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.
7. There are no mortgages on the Parent Company's fixed assets.
8. Monetary assets and liabilities that are denominated in foreign currencies have been translated based on the exchange rates as of December 31, 2003.
9. Accruals were recorded for all costs relating to the period.
10. Capital expenditure for the period totaled approximately Euro 718 million.
11. Adequate provisions have been established for all litigation.
12. Payrolls totaled 28.260 employees. The Parent Company is compensated for 160 employees who work exclusively for the Hellenic Transmission System Operator.
13. Certain reclassifications were made on the 2002 condensed consolidated financial statements to conform to the presentation of the current period condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
2ND ACCOUNTING PERIOD 1/1/2003 - 12/31/2003

(Amounts in thousands Euro)

	1/1/03 - 12/31/03	24 MONTHS 1/1/01 - 12/31/02
Sales	3.882.051	6.497.030
Less: Cost of sales	2.884.725	5.006.419
Gross operating results	997.326	1.490.611
Plus: Other operating income	112.429	197.749
Total	1.109.755	1.688.360
Less: Administrative expenses	183.387	305.490
Research and development costs	38.919	58.599
Selling expenses	374.003	461.990
Subtotal	513.446	862.281
Less: Financial expenses, net	192.898	441.738
Total operating profit	320.548	420.543
Plus: Extraordinary income	112.633	212.210
Less: Extraordinary expenses	70.610	205.738
Less: Depreciation not included in operating expenses	0	9.075
RESULT FOR THE PERIOD BEFORE TAX	362.571	417.940

Athens, February 25, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	ST. NEZIS	EL. EXAKOUSTIDIS
ID.C.N. Ξ 092194	ID.C.N. Ξ 305492	ID.C.N. T 157094

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the above condensed consolidated financial statements of PUPLIC POWER CORPORATION S.A. ("Parent company") for the period from January 1, 2003 to December 31, 2003 are free from material misstatements that could affect the Company's consolidated financial position and the consolidated results of operations of the Parent company and its subsidiaries ("Company") included in the consolidation. We did not perform any audit on the financial statements of the subsidiaries included in the consolidation representing 0.25% and 0.00% of the consolidated assets and turnover, respectively. Other auditors, whose report has been furnished to us, audited those financial statements and our opinion, insofar as it relates to the amounts included for those entities, is based on the report of the other auditors. From our audit we noted that the Parent company has been audited by the Tax Authorities until December 31, 2000 while, the Tax Authorities have not audited its subsidiaries since their inception. Accordingly, the tax position of the companies included in the consolidation, for the periods not audited by the tax authorities, remains provisional. Based on the audit we performed, we verified that the above mentioned consolidated condensed financial statements, have been prepared in accordance with the provisions of Law 2190/1920 and, after taking into consideration the matter discussed in the preceding paragraph as well as the Company's Notes, do not include misstatements that could significantly affect the consolidated financial position of the companies included in the consolidation at December 31, 2003 and the consolidated results of operations for the year then ended, in accordance with the prevailing regulations and the Parent company's accounting principles which do not differ from those applied in the prior corresponding period. It should be noted that the above report has been prepared to meet the requirements of article 90 of law 2533/1997 and does not substitute the report required by the provisions of article 108 of law 2190/1920. Accordingly, certain amounts included in the above, condensed financial statements may differ from those that will be included in the financial statements that will be published with the report required by the provisions of article 108 of law 2190/1920.

Athens, February 25, 2004
The Certified Auditor Accountant

Dimitris Constantinou
ICAA No 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

PUBLIC POWER CORPORATION S.A.

CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2003
2ND ACCOUNTING PERIOD 1/1/2003 - 12/31/2003

(Amounts in thousands Euro)

ASSETS	12/31/03	12/31/02
B. INSTALLATION COSTS	36.264	22.775
Less: Accumulated depreciation	25.008	20.556
Net book value	11.256	2.219
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.043.743	16.439.080
Less: Accumulated depreciation and amortization	7.927.017	7.295.263
Net book value	9.116.726	9.143.817
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	11.849	33.427
TOTAL FIXED ASSETS	9.128.575	9.177.244
D. CURRENT ASSETS		
I. *Inventories*	541.123	563.542
II. Customers	359.883	359.585
II. Other Receivables	146.710	169.397
III. Marketable Securities	9.327	9.094
IV. Cash at Banks and in Hand	24.389	23.890
TOTAL CURRENT ASSETS	1.081.432	1.125.508
E. PREPAYMENTS AND ACCRUED INCOME	239.482	241.419
TOTAL ASSETS	10.460.745	10.546.390
DEBIT MEMO ACCOUNTS	766.927	2.212.133

LIABILITIES & SHAREHOLDERS' EQUITY	12/31/03	12/31/02
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.273.958	1.197.781
IV. Reserves	532.280	532.280
Special reserve, Law 2941/01	1.426.731	1.424.378
Profit for the year before tax	362.571	0
Profit carried forward	0	5.601
Profit from previous year	6.351	0
TOTAL SHAREHOLDERS' EQUITY	4.784.845	4.342.994
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	603.570	588.321
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.118.797	3.377.534
Other long term liabilities	357.564	344.434
	3.476.361	3.721.968
II. Current liabilities		
Suppliers	197.178	138.139
Bonds and bank loans, short term portion	768.072	749.594
Taxes, duties and social security funds	112.045	332.775
Other liabilities	432.601	563.895
	1.509.896	1.784.403
TOTAL LIABILITIES	4.986.257	5.506.371
D. ACCRUALS AND DEFERRED INCOME	86.073	108.704
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.460.745	10.546.390
CREDIT MEMO ACCOUNTS	766.927	2.212.133

NOTES FOR PPC S.A.:

1. The December 31, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.
2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.
3. The amounts for the previous period correspond to the relevant financial statements published on May 2, 2003.
4. Depreciation and amortization expense for the year ended on December 31, 2003 was calculated by applying the rates provided in the recently published Presidential Decree 299/2003. The additional depreciation and amortization expense resulting from the application of the new depreciation rates, amounts to approximately Euro 65 million.
5. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.
6. There are no mortgages on the Company's fixed assets.
7. Monetary assets and liabilities that are denominated in foreign currencies have been tranlsated based on the exchange rates as of December 31, 2003.
8. Accruals were recorded for all costs relating to the period.
9. Capital expenditure for the period totaled approximately Euro 718 million.
10. Adequate provisions have been established for all litigation.
11. Payrolls totaled 28.259 employees. The company is compensated for 160 employees who work exclusively for the Hellenic Transmission System Operator.
12. Certain reclassifications were made on the 2002 condensed financial statements to conform to the presentation of the current period condensed financial statements.
13. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity", in accordance with the 4 digit STAKOD classification Code 03.

CONDENSED STATEMENT OF INCOME
2ND ACCOUNTING PERIOD 1/1/2003 - 12/31/2003

(Amounts in thousands Euro)

	1/1/03 - 12/31/03	24 MONTHS 1/1/01 - 12/31/02
Sales	3.882.051	6.497.030
Less: Cost of sales	2.884.725	5.006.421
Gross operating results	997.326	1.490.609
Plus: Other operating income	112.624	197.749
Total	1.109.950	1.688.358
Less: Administrative expenses	182.552	304.014
Research and development costs	38.919	58.599
Selling expenses	374.003	461.989
Subtotal	514.476	863.756
Less: Financial expenses, net	193.531	444.469
Total operating profit	320.945	419.287
Plus: Extraordinary income	112.218	212.210
Less: Extraordinary expenses	70.592	205.733
Less: Depreciation not included in operating expenses	0	9.075
RESULT FOR THE PERIOD BEFORE TAX	362.571	416.689

Athens, February 25, 2004

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. B. PAPOULIAS	ST. NEZIS	EL. EXAKOUSTIDIS
ID.C.N. Ξ 092194	ID.C.N. Ξ 305492	ID.C.N. T 157094

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the above condensed financial statements of PUPLIC POWER CORPORATION S.A. for the period from January 1, 2003 to December 31, 2003 are free from material misstatements that could affect the Company's financial position and results of operations. We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied, as compared with the corresponding prior period. The cost of production was determined using the generally accepted costing principles. From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position for the period from January 1, 2001 to December 31, 2003, remains provisional. Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at December 31, 2003 and its results of operations for the year then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period. It should be noted that the above report has been prepared to meet the requirements of article 90 of law 2533/1997 and does not substitute the report required by the provisions of article 37 of law 2190/1920. Accordingly, certain amounts included in the above, condensed financial statements may differ from those that will be included in the financial statements that will be published with the report required by the provisions of article 37 of law 2190/1920.

Athens, February 25, 2004
The Certified Auditor Accountant

Dimitris Constantinou
ICAA No 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.